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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Earl Scheib, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

806398103

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC One Sansome St., Suite 3900 San Francisco, CA 94104 415-288-2330	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2000

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 303,000
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 303,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 303,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.0%

14. Type of Reporting Person (See Instructions)

OO

IA

________

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 303,000
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 303,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 303,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.0%

14. Type of Reporting Person (See Instructions)

IN

________

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A. Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 261,800
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 261,800

11. Aggregate Amount Beneficially Owned by Each Reporting Person 261,800

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.0%

14. Type of Reporting Person (See Instructions)

PN

________

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A. Investors, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 41,200
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 41,200

11. Aggregate Amount Beneficially Owned by Each Reporting Person 41,200

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 0.9%

14. Type of Reporting Person (See Instructions)

PN

________

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Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Earl Scheib, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 8737 Wilshire Blvd, Beverly Hills, CA 90211.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"),
Diamond A. Partners, L.P., a California limited partnership ("DAP"),
Diamond A. Investors, L.P., a California limited partnership ("DAI"), and
Andrew E. Shapiro ("Shapiro")
(collectively, the "Filers").

(b) The business address of the Filers is
One Sansome Street, Suite 3900, San Francisco, CA 94104.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is the investment adviser to and the general partner of DAP and DAI, which are investment limited partnerships. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

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Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM	Funds Under Management (1)	$1,055,552.17
DAP	Working Capital	$ 911,169,82
DAI	Working Capital	$ 144,382.35

(1) Includes funds of DAP and DAI.

Item 4. Purpose of Transaction

The Filers ("Lawndale") have been and may continue to be in contact with ESH's management, members of ESH's Board of Directors, other significant shareholders, and others regarding alternatives ESH plans to employ to maximize shareholder value including, but not limited to, the improvement and/or sale of under-performing assets, the expansion of ESH's new fleet sales business, better utilization of ESH's paint manufacturing capacity, monetization of ESH's real estate assets, the composition of ESH's Board of Directors, and the buyback of ESH's Stock.

Lawndale has written a letter, dated August 4, 2000, to ESH, which is attached to this Schedule as an Exhibit. In that letter, Lawndale expressed concern over the reduced activity of ESH's Board and ESH's compensation arrangement with its Chairman. As a result of those concerns, Lawndale plans to take certain actions delineated in that letter.

Lawndale acquired the Stock solely for investment purposes because they believe that the value of the Stock in the public market does not adequately reflect the potential value of ESH's underlying businesses and assets.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

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The Filers effected the following transactions in the Stock through the Nasdaq National Market System on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since May 26 , 2000:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share

DAP	P	6/16/00	2,500	3.3725
DAP	P	6/19/00	3,300	3.3613
DAI	P	6/19/00	600	3.3613
DAP	P	6/22/00	4,400	3.3625
DAI	P	6/22/00	600	3.3625
DAI	P	6/26/00	100	3.1850
DAP	P	6/28/00	11,500	3.1350
DAI	P	6/28/00	1,000	3.1350
DAP	P	6/29/00	1,300	3.2475
DAP	P	7/10/00	1,700	3.4607
DAP	P	7/11/00	1,200	3.3100
DAP	P	7/19/00	2,800	3.3100
DAI	P	7/19/00	200	3.3100
DAP	P	7/25/00	2,500	3.2975
DAP	P	7/28/00	8,000	3.4142
DAI	P	7/28/00	1,000	3.4142
DAP	P	7/31/00	6,500	3.5600
DAI	P	7/31/00	1,000	3.5600
DAP	P	8/2/00	2,800	3.5385
DAI	P	8/2/00	400	3.5385

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of DAP and DAI pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of DAP and DAI in Stock, to vote and dispose of Stock and to file this statement on behalf of DAP and DAI. Pursuant to such limited partnership agreements, the general partner of DAP and DAI is entitled to allocations based on assets under management and realized and unrealized gains.

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Item 7. Material to Be Filed as Exhibits

Exhibit A: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G previously filed.

Exhibit B: Letter to ESH dated August 4, 2000.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2000

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	DIAMOND A PARTNERS, L.P. By: Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager
DIAMOND A INVESTORS, L.P. By: Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Andrew E. Shapiro

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EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Earl Scheib, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: February 15, 2000

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	DIAMOND A PARTNERS, L.P. By: Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager
DIAMOND A INVESTORS, L.P. By: Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Andrew E. Shapiro

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EXHIBIT B

LAWNDALE CAPITAL MANAGEMENT, LLC

Andrew E. Shapiro

President

August 4, 2000

Board of Directors

Earl Scheib, Inc.

8737 Wilshire Boulevard

Beverly Hills, CA 90211

Dear Members of the Board:

We write to you today in conjunction with our SEC filing disclosing that Lawndale Capital Management, LLC has increased its ownership position to 7% of Earl Scheib, Inc. (the "Company" or "Scheib"). In preparation for the Company's upcoming Annual Meeting on August 25, 2000, we evaluated the Company's recently issued proxy statement and annual report explaining the very important transition the Company is undergoing. We believe the Company's initiation of two new lines of business, fleet centers and industrial coatings, along with the Company's actions to improve the core business, appear promising. However, information in this year's proxy, particularly regarding the reduced activity of its Board of Directors and its compensation arrangement with its Chairman, Philip Colburn, greatly concerns us.

We believe that without the active involvement and contributions of a company's board of directors, transitions often go awry. In light of the continuing disappointments in Scheib's core business over this past year and the importance of its new businesses, we are troubled that the Board of Directors only met 4 times this past year, over 40% less than disclosed in the previous year's proxy. We are concerned by this reduction of the Board's activity at a time when increased involvement in decisions seems paramount to the Company's future.

Further, we find the costly arrangement with Scheib's Chairman as somewhat odd for such a small company. The Company's proxy indicated that the compensation of its Chairman includes $60,000 per year for "services" as well as an option to purchase 250,000 shares. These shares amount to almost 6% of the Company! Yet, Mr. Colburn has substantial other commitments. We note that, in addition to Scheib, he is a director at three other public companies including Allen Telecom, where he is also Chairman. While options may align a director's interests with those of company shareholders, it is quite rare when options for 6% of any public company have been granted to someone who is not an executive officer with a full-time commitment. With the diminished board activity, indicated by 40% fewer board meetings and continued unacceptable return on assets, we find this amount of compensation for a "part-time" Chairman disturbing.

While we encourage and support adequate board compensation arrangements that align director interests with those of all shareholders whom they serve, we expect such compensation serves a purpose and is not some form of "honorarium". Whether specifically required by law or not, we think full disclosure of an agreement granting such compensation and an option on almost 6% of the company is warranted. In addition, we should be able to know the measures and method by which the Board insures that the "services" specified in the agreement are being provided.

We appreciate the hard work and efforts being put forth by everyone on the Scheib management team. At the same time, as a small company undergoing substantial important change, Scheib needs qualified, independent and most importantly, actively involved directors to guide it. Given this past year's disappointments and the Company's important new business initiatives, we would have expected more Board involvement not less. Thus we are going to do what we can to help the company ourselves.

1) We would like the Company to publicly disclose the agreement stating what services Mr. Colburn is supposed to be providing for his compensation and 6% option grant in Scheib.

2) We would like an explanation how the board monitors Mr. Colburn's performance under this agreement and holds him accountable on that performance.

3) We plan to vote "withhold" on the re-election of Mr. Colburn as Director and, pending further review on the rest of the Board's actions, we may vote to withhold on other Director's re-election in the future.

4) To help Scheib achieve its operating and strategic goals, we are initiating a search for one or more new directors to replace Board members who are unable to be active or to supplement the Board.

We look forward to working with the Board in the near future to resolve these concerns and build a better Scheib.

Sincerely,

Andrew E. Shapiro

President